UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
68659

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hannon Armstrong Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1906 Towne Centre Blvd, Suite 370
(No. and Street)

Annapolis	Maryland	21401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carolyn J Kasky	410-571-6181	ckasky@hannonarmstrong.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1775 Tysons Blvd	Tysons	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carolyn J Kasky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hannon Armstrong Securities, LLC, as of 3/25, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MALAIKA DONALDSON
Notary Public-Maryland
Anne Arundel County
My Commission Expires
November 05, 2024

Signature: Carolyn J Kasky

Title:
Finanical and Operations Principal, CFO

Notary Public Malaika Donaldson

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HANNON ARMSTRONG

SECURITIES, LLC

MEMBER FINRA AND SIPC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Hannon Armstrong Securities, LLC
For the Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

Hannon Armstrong Securities, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2021

Contents

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Member of Hannon Armstrong Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hannon Armstrong Securities, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2011.

March 25, 2022

A member firm of Ernst & Young Global Limited

Financial Statements and Related Notes

Hannon Armstrong Securities, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$ 2,827,376
Prepaid expenses	4,524
Other assets	2,239
Total assets	$ 2,834,139

Liabilities and member's equity

Accounts payable and accrued expenses	$ 41,350
Other liabilities	1,107
Total liabilities	42,457
Member's equity	2,791,682
Total liabilities and member's equity	$ 2,834,139

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Operations

For the Year Ended December 31, 2021

Revenue:		
Placement fees	$	600
Total revenues		600
Expenses:		
Consulting services		119,350
General and administrative – related party		102,993
Regulatory expenses		10,837
General and administrative		5,881
Total expenses		239,061
Net income (loss)	$	(238,461)

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Changes in Member's Equity

Balance, December 31, 2020	$	2,931,440
Capital contributions		98,703
Distribution to Member		-
Net income (loss)		(238,461)
Balance, December 31, 2021	$	2,791,682

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Operating activities

Net income (loss)	$ (238,461)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	(114)
Related party expenses (See Note 4)	98,703
Changes in operating assets and liabilities:	
Accounts receivable	1,220
Prepaid expenses	(583)
Accounts payable and accrued expenses	(3,998)
Net cash provided by (used in) operating activities	(143,233)
Increase (decrease) in cash, cash equivalents, and restricted cash	(143,233)
Cash, cash equivalents, and restricted cash at beginning of year	2,971,777
Cash, cash equivalents, and restricted cash at end of year	$ 2,828,544

See accompanying notes.

Hannon Armstrong Securities, LLC

Notes to Financial Statements

December 31, 2021

1. Background

Hannon Armstrong Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority ("FINRA") effective February 1, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly owned by HAT Holdings I, LLC ("Member"), which is a wholly owned subsidiary of Hannon Armstrong Capital, LLC (collectively referred to as the "Parent").

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue for financial advisory services provided to customers in accordance with ASC 606. There was no revenue recognized for financial advisory services for the year ended December 31, 2021.

The Company also received placement fees for certain property assessed clean energy ("PACE") and other transactions where the Company is the named placement agent. The total revenue recognized in 2021 for those services was $600.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with original maturity of three months or less at the date of purchase.

Restricted Cash

Restricted cash includes cash and cash equivalents set aside primarily to support certain regulatory compliance activities on behalf of the Company's registered representatives. Restricted cash is reported as part of other assets in the Statement of Financial Condition. As of December 31, 2021, the Company had restricted cash of $1,168.

Accounts Receivable

Accounts receivable represent outstanding balances from customers. The Company provides for an allowance for doubtful accounts based on estimates of uncollectible accounts under ASC Topic 326 Financial Instruments – Credit Losses ("Topic 326"). Beginning January 1, 2020, we determine our allowance based on the current expectation of credit losses over the contractual life of our receivables as required by Topic 326 as discussed within "Recently Issued Accounting Pronouncements" below.

As of December 31, 2021, the Company had no outstanding accounts receivable balance. There is no allowance for doubtful accounts as of December 31, 2021.

Prepaid Expenses

We have recorded a prepaid expense of $4,524 associated with certain email archiving services as well as the 2022 FINRA registration renewal fees.

Income Taxes

No provision has been made for federal and state income taxes since the income, if any, from the Company's operations is included in the tax returns of the Member. Franchise and other taxes paid to state authorities are recorded as general and administrative expense on the Statement of Operations when incurred. We have no income tax examinations in progress, and none are expected at this time, although 2017 through 2020 are open. The Company does not have any uncertain tax positions as of December 31, 2021.

Recently Issued Accounting Pronouncements

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments. Topic 326 significantly changes how entities will recognize and measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. Topic 326 replaces the "incurred loss" approach under existing guidance with an "expected loss" model for instruments measured at amortized cost and require entities to record allowances for expected losses from available-for-sale debt securities rather than reduce the amortized cost, as currently required. It

also simplifies the accounting model for purchased credit-impaired debt securities and loans. Topic 326 was effective for fiscal years beginning after December 15, 2019 and has been adopted through a cumulative effect adjustment to retained earnings as of January 1, 2020. The adoption of this standard did not have a material impact on our financial statements.

Other accounting standards updates issued before March 25, 2022 and effective after December 31, 2021 are not expected to have a material effect on our Statement of Financial Condition, Statement of Operations, Statement of Changes in Member's Equity or the Statement of Cash Flows.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. In addition, it also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $2,785,989 which exceeded required net capital by $2,780,989 and the Company's indebtedness to net capital ratio was 0.0004 to 1.

4. Related-Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the Agreement) with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent.

During the year ended December 31, 2021, capital contributions were made to the Company by the Parent in the amount of $98,703 related to expenses paid by the Parent on behalf of the Company. The $102,993 of general and administrative expense sharing costs with the Parent includes cash rent payments by the Company in the amount of $4,404. There were no outstanding general and administrative expenses due to the Parent as of December 31, 2021.

5. Commitments and Contingences

Leases

The company is the sublessee to one sublease for office space that extends through March 31, 2022 that qualifies as an operating lease. The minimum rental payments for the sublease are as follows:

Year	Minimum Rental Payments
2022	1,109
Total	1,109

COVID-19

The COVID-19 global pandemic has brought forth uncertainty and disruption to the global economy. As of December 31, 2021, we have not recorded any contingencies on our balance sheet related to COVID-19. To the extent COVID-19 continues to cause dislocations in the global economy, our Statement of Financial Condition, Statement of Operations, Statement of Changes in Member's Equity and Statement of Cash Flows may be adversely impacted.

6. Subsequent Events

The Company evaluated subsequent events through March 25, 2022, the date the financial statements were issued. The Company entered a new sublease for office space on February 1, 2022 that extends through January 31, 2033. The additional minimum rental payments under the new sublease for 2022 are $2,048. The Company has determined there are no other material events or transactions that would affect their financial statements or require disclosure in their financial statements.

Supplementary Information

Hannon Armstrong Securities, LLC

Schedule I – Computation of Net Capital

December 31, 2021

Computation of net capital

Member's Equity	$ 2,791,682
Less: Deductions and/or Other Charges	
Non-Allowable Assets	(5,693)
Net Capital	2,785,989
Minimum Net Capital Required	5,000
Excess Net Capital	$ 2,780,989

Computation of aggregate indebtedness

Total aggregate indebtedness	$ 1,070
Ratio of Aggregate Indebtedness to Net Capital	0.0004

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2021, filed on January 26, 2022.

Hannon Armstrong Securities, LLC

Schedule II - Computation for Determination of Reserve Requirements

Statement Pursuant to SEC Rule 17a-5(d)

December 31, 2021

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the Securities Exchange Act of 1934. Rather, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as a Non-Covered Firm.

Hannon Armstrong Securities, LLC

Schedule III – Information Relating to Possession or Control of Securities

Statement Pursuant to SEC Rule 17a-5(d)

December 31, 2021

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the Securities Exchange Act of 1934. Rather, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as a Non-Covered Firm.



Building a better working world

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Hannon Armstrong Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Hannon Armstrong Securities, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting private placement of securities; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2021 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 25, 2022

A member firm of Ernst & Young Global Limited



HANNON ARMSTRONG
SECURITIES, LLC
MEMBER FINRA AND SIPC

Hannon Armstrong Securities, LLC
Exemption Report

Hannon Armstrong Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hannon Armstrong Securities, LLC (SEC 8-68659)

I, Carolyn J Kasky affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carolyn J Kasky

Title: FINOP, CFO and CCO

March 25, 2022



**Building a better
working world**

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of Hannon Armstrong Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Hannon Armstrong Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   We were not able to perform this procedure as the Company's SIPC assessment for the 12 months ended December 31, 2021 was not paid as the amount due was less than $1.00 ($0.90). The Company communicated with SIPC who indicated that a cash disbursement was not required for that amount.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   We recalculated the arithmetical accuracy of the calculation reflected in Form SIPC-7 to be $0.90 as compared to $0.72 as reflected in Form SIPC-7.



EY

Building a better
working world

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

       Not applicable as no overpayments were applied within the Form SIPC-7.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 25, 2022